June 10, 2016

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:                                         Maryse Mills-Apenteng

Ivan Griswold

Craig Wilson

David Edgar

Re:                             Coupa Software Incorporated

Confidential Draft Registration Statement on Form S-1

Submitted February 16, 2016

CIK No. 0001385867

Ladies and Gentlemen:

On behalf of Coupa Software Incorporated (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received (i) by letter dated March 14, 2016 relating to the Company’s Draft Registration Statement No. 1 on Form S-1 submitted February 16, 2016 and (ii) via telephonic discussion on May 20, 2016 relating to the Company’s Draft Registration Statement No. 3 on Form S-1 submitted April 29, 2016 (the “Draft Registration Statement”).

On behalf of the Company, we are also electronically transmitting for confidential submission an amended version of the Draft Registration Statement (“Draft Registration Statement No. 4”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery four copies of this letter and marked copies of Draft Registration Statement No. 4 (against Draft Registration Statement No. 3).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.  Except as otherwise specifically indicated, page references herein correspond to the pages of Draft Registration Statement No. 4, as applicable.

Comment #21 contained in that certain letter dated March 14, 2016 relating to the Company’s Draft Registration Statement No. 1 on Form S-1 submitted February 16, 2016:

We note your disclosure on page 51 indicating that “amounts that have not been invoiced are not reflected in our consolidated financial statements and are considered backlog.”  However, it appears that you have not quantified backlog in the filing.  Please tell us what consideration was given to the disclosure requirements of Item 101(c)(1)(viii) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 53 of Draft Registration Statement No. 4.

Oral comment provided via telephonic discussion on May 20, 2016 relating to the Company’s Draft Registration Statement No. 3 on Form S-1 submitted April 29, 2016:

In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 70 of Draft Registration Statement No. 4.

In response to the Staff’s oral comments regarding the gatefold graphics, which were provided via telephonic discussions, the Company has revised the gatefold graphics in Draft Registration Statement No. 4.

Finally, the Company respectfully notes that Draft Registration Statement No. 4 contains capitalization figures and other Company information as of January 31, 2016, which the Company plans to update in a subsequent amendment to the Draft Registration Statement. The Company acknowledges that the Staff may have additional comments when the Company files a pre-effective amendment containing the updated capitalization figures and Company information.

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Please contact the undersigned at (650) 463-5432 or rblake@gunder.com if you have any questions with respect to this response or Draft Registration Statement No. 4.

Very truly yours,

/s/ Richard C. Blake,
Richard C. Blake, Esq.

Enclosures

cc:                                Todd Ford

Jonathan Stueve

Coupa Software Incorporated

Daniel E. O’Connor

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Sarah K. Solum

Davis Polk & Wardwell LLP

Mark Fernandez

Ernst & Young LLP